Exhibit 17.2

From:	Bandel Carano (Board)
To:	eric stonestrom; Glenn Laxdal; Scot Jarvis (Board); Tom Huseby (Board); Michael Flynn; Mathew Oommen (Board); Marc Heimowitz
Cc:	David Brant; Chris Riley
Subject:	My resignation from Airspan’s BoD
Date:	Friday, December 22, 2023 4:04:03 PM

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Dear remaining Airspan Board members,

After 20 years of service on the Airspan Board of Directors and a passionate advocate for the company’s 4G/5G small cell and Open RAN innovation efforts, I unfortunately and reluctantly submit my resignation effective immediately. For the same reasons our esteemed director Divya Seshamani recently resigned, I simply am unable to remain a director due to extreme asymmetry of critical information disclosure to directors especially as it pertains to Fortress controlled strategic liquidation activities. Thank you and best of luck, Bandel

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